Exhibit 21.1

Subsidiaries of Nexstar Broadcasting, Inc.

None.

Subsidiaries of Nexstar Broadcasting Group, Inc.

Subsidiary	State of Incorporation
Nexstar Finance Holdings, Inc.	Delaware
Nexstar Broadcasting, Inc.	Delaware